U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File No.: 001-04192

Scully Royalty Ltd.

(Translation of Registrant's name into English)

Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Timing of Filing of Annual Report on Form 20-F for the Year ended December 31, 2019

Scully Royalty Ltd. (the "Company", "we" or "us") is furnishing this current report on Form 6-K in reliance upon the order under Section 36 of the Securities Exchange Act of 1934 issued by the Securities and Exchange Commission (the "SEC") and dated March 25, 2020, which provided conditional relief to public companies that are unable to meet a filing deadline due to circumstances related to the novel coronavirus ("COVID-19") (Release No. 34-88465) (the "Order") by, among other things, providing an up to 45 day extension to the filing deadline for Annual Reports on Form 20-F.

The Company will be relying on the Order to delay the filing of its annual report on Form 20-F for the year ended December 31, 2019 (the "Annual Report") due to circumstances related to COVID-19. While, to date, we have not experienced a significant negative impact on our operations as a result of the current COVID-19 pandemic, the disruption, including the move to remote working environments, travel and other measures put in place in response to the pandemic, to staffing, filing service providers and professional advisors that are part of the Company's reporting processes has delayed the Company's ability to file the Annual Report by April 30, 2020. The Company currently expects to file the Annual Report on or about May 8, 2020.

In light of the current COVID-19 pandemic, the Company will be including the following Risk Factor in its Annual Report, which may be revised as the Company deems appropriate:

We are subject to global economic, market and business risks with respect to the current COVID-19 pandemic.

The outbreak of COVID-19 in Asia in December 2019 and the subsequent spread of the virus globally through the first quarter of 2020 has resulted in significant and widespread infections and fatalities. In March 2020, the World Health Organization declared the spread of COVID-19 a pandemic. The rapid spread of the virus has resulted in various federal, state and provincial governments declaring emergency measures and the implementation of numerous measures to attempt to contain the virus, including travel bans and restrictions, quarantines, business closures, shelter in place orders and other shutdowns and restrictions.

The impact of the pandemic and the global response thereto has, among other things, significantly disrupted global economic activity, negatively impacted gross domestic product and caused significant volatility in financial markets, with various countries already reporting significant declines in gross domestic product and business activity and material increases in unemployment. This may in turn reduce the level of activity in which certain of our businesses operate and may negatively impact or cause volatility in the price of iron ore and other commodities and have a negative impact on such businesses' respective ability to generate revenues or profits. If the pandemic is prolonged, this could amplify the current negative demand and supply chain effects as well as the negative impact on global growth and global financial markets.

To date, we have not experienced a significant impact on our operations as a result of the current COVID-19 pandemic. However, the ultimate scope, duration and effects of the pandemic are currently uncertain. We expect that this pandemic, and any future epidemic or pandemic crises, could result in direct and indirect adverse effects on the industries in which we operate, customers and the demand for the iron ore products underlying the mine in which we have a royalty interest.

While various countries have implemented stimulus packages and other fiscal measures to attempt to reduce the impact of the pandemic on their economies, the impact of the pandemic on global economic activity and markets both in the short and longer term is uncertain at this time. The magnitude and duration of the disruption and resulting decline in business activity resulting from the COVID-19 pandemic is currently uncertain. While we expect that there will likely be some negative impact on our results of operations, cash flows and financial position from the pandemic beyond the near-term, the extent to which the COVID-19 pandemic impacts our business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the pandemic; governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic; the impact of the pandemic on economic activity and actions taken in response thereto; the effect on our customers, including the borrowers and customers of our bank; its impacts on our suppliers; and the impact of the pandemic on our counterparties and their ability to carry out their obligations to us.

Although disruption and effects of the COVID-19 pandemic may be temporary, given the dynamic nature of these circumstances and the worldwide nature of our business and operations, the duration of any business disruption and the related financial impact to us cannot be reasonably estimated at this time but could materially affect our business results of operations and financial condition.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements, within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, as amended, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future. Forward-looking statements are typically identified by words such as "anticipate", "could", "should", "expect", "may", "intend", "will", "plan", "estimate", "believe" and similar expressions suggesting future outcomes or statements or their negative or other comparable words. All such forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others, those set forth herein and in our annual reports and other filings with the SEC and applicable Canadian securities administrators. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date: April 30, 2020